UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

GUARANTY BANCORP

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 429,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 429,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 429,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 429,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 429,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 429,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 565,358 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 565,358 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 565,358 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 436,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 436,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 436,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 436,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 436,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 436,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 436,992 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 436,992 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 436,992 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.6% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)                                 See Item 5 hereto.

CUSIP No. 40075T607	SCHEDULE 13D

This Amendment No. 12 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on December 17, 2007 (the “Schedule 13D”) with the Securities Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on February 13, 2008 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC on December 15, 2008 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed with the SEC on May 19, 2009 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed with the SEC on May 21, 2009 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed with the SEC on August 14, 2009 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed with the SEC on August 6, 2010 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed with the SEC on August 2, 2011 (“Amendment No. 7”), Amendment No. 8 to the Schedule 13D filed with the SEC on October 3, 2011 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed with the SEC on December 16, 2011 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed with the SEC on February 3, 2014 (“Amendment No. 10”)  and Amendment No. 11 to the Schedule 13D filed with the SEC on November 9, 2016 (“Amendment No. 11”) relating to the voting common stock, $0.001 par value per share (“Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  This Amendment is being filed to report the transactions described in Item 4. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

On November 23, 2016, Castle Creek Capital Partners IV, LP (“Fund IV”) sold 1,000,000 shares of Voting Common Stock in open market, broker-assisted transactions at a weighted average price per share of $20.7502 (in multiple transactions ranging from $20.75 to $21.09, inclusive).  Fund IV entered into these transactions in the ordinary course of business because of its belief that such transactions were in Fund IV’s best interests in accordance with its investment strategy, market conditions and other relevant factors.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.                                                         Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment, by replacing the text in Item 5 of Amendment No. 11 with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (5)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP (1)	429,849	1.6%	0	429,849	0	429,849
Castle Creek Capital IV LLC (2)	429,849	1.6%	0	429,849	0	429,849
John M. Eggemeyer (3)	565,358	2.1%	0	565,358	0	565,358
J. Mikesell Thomas (4)	436,992	1.6%	0	436,992	0	436,992
Mark G. Merlo (4)	436,992	1.6%	0	436,992	0	436,992
John T. Pietrzak (4)	436,992	1.6%	0	436,992	0	436,992

(1) These shares are owned directly by Fund IV.  Fund IV also owns 1,019,000 shares of the Company’s non-voting common stock, par value $0.001 per share (“Non-Voting Common Stock”), which represents 100% of the outstanding shares of Non-Voting Common Stock.  The Non-Voting Common Stock is convertible into Voting Common Stock in connection with certain transfers of such shares of Non-Voting Common Stock, subject to certain restrictions.  Since Fund IV does not have the right to acquire such Voting Common Stock and will have no voting or investment power over such Voting Common Stock, those underlying shares of Voting Common Stock are not included in the beneficial ownership amounts reported herein.

(2)         Castle Creek Capital IV LLC (“CCC IV”) is the general partner of Fund IV.  Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak are managing principals of CCC IV.  Each of CCC IV, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak disclaims beneficial ownership of the Common Stock owned by Fund IV (and Advisors IV, as explained below), except to the extent of its or his pecuniary interest therein.

CUSIP No. 40075T607	SCHEDULE 13D

(3)         In addition to the 429,849 shares owned by Fund IV, this includes 52,224 shares of Voting Common Stock owned directly by Mr. Eggemeyer, 7,143 shares of vested restricted stock (“Restricted Stock”) owned by Castle Creek Advisors IV LLC (“Advisors IV”), an affiliate of Fund IV that provides management services to Fund IV pursuant to a management agreement, and 76,142 shares of Voting Common Stock for which Mr. Eggemeyer is sole trustee.  This excludes 1,539 shares of Restricted Stock owned by Advisors IV that will remain unvested as of 60 days after the date hereof.  The Restricted Stock was awarded to Advisors IV on behalf of Mr. Eggemeyer as compensation for his services as a director of the Company.  Mr. Eggemeyer is a managing principal of Advisors IV.

(4)         In addition to the 429,849 shares owned by Fund IV, this includes the 7,143 shares of vested Restricted Stock owned by Advisors IV and excludes the 1,539 shares of Restricted Stock owned by Advisors IV that will remain unvested as of 60 days after the date hereof.   Each of Mr. Thomas, Mr. Merlo and Mr. Pietrzak is a managing principal of Advisors IV.

(5)         This calculation is based on 27,330,107 outstanding shares of Voting Common Stock, which excludes 564,376 shares in the form of unvested stock awards and 1,019,000 shares of Non-Voting Common Stock, outstanding as of November 7, 2016, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

(c)                                  Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of the Company.

(d)                                 Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)                                  As of November 23, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Company’s Common Stock.

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Castle Creek Capital Partners IV, LP on November 9, 2015).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ J. Mikesell Thomas
Name:	J. Mikesell Thomas

MARK G. MERLO

By:	/s/ Mark G. Merlo
Name:	Mark G. Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 12 TO SCHEDULE 13D (GUARANTY BANCORP)